1200 Riverplace Boulevard • Jacksonville, Florida 32207 • (904) 346-1500 • (904) 346-1585 Facsimile

November 13, 2007	VIA EDGAR FILING

Mr. William H. Thompson

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549-0405

Re: File No. 0-20052/Response to comment letter dated October 30, 2007

Dear Mr. Thompson:

We have received and reviewed your comment letter dated October 30, 2007 regarding our Form 10-K for the Fiscal Year Ended February 3, 2007 and our Form 10-Q for the Fiscal Quarter Ended August 4, 2007. Our responses to your comments are provided below. We have repeated each of your comments in full and the response to each comment is noted directly below the quoted comment.

Form 10-K for Fiscal Year Ended February 3, 2007

Item 9A. Controls and Procedures, page 22

1.	We considered your response to comment number 8 in our letter dated July 10, 2007. We also note your disclosure in Form 10-Q filed September 12, 2007 that appears to have addressed our prior comment. In future filings please continue to disclose the conclusions of your certifying officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Response: We will continue to disclose the conclusions of our certifying officers regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by the report in future filings.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies and Other Information, page F-6

Co-Brand Credit Card Program, page F-7

2.	We have reviewed your response to comment number 11 in our letter dated July 10, 2007. We understand that you use the residual method to allocate the amount of arrangement consideration to the delivered item as described in EITF 00-21. Please confirm or otherwise advise. Also, please provide us with the following additional information:

•	The facts and circumstances that support your conclusion that the delivered item has standalone value to the customer and how you established the fair value for each of the undelivered items.

•	A description of how you estimate and account for undelivered items that will not be redeemed (that is breakage).

•

A description of how you account for the cost of each undelivered item including how you estimate and record such costs and when the costs are recorded. Please cite the authoritative accounting literature considered in determining your accounting treatment.

•

A discussion of the authoritative accounting literature considered in accounting for and characterizing the consideration attributable to each unit of accounting in your financial statements. We are specifically interested in your consideration of Issue 1 in EITF 02-16 and Issue 5 in EITF 00-22 and your accounting policy for services provided in connection with the deliverables.

•	A summary of the arrangement consideration received and the amount of consideration recognized as revenue for each unit of accounting.

Response: The information requested by the staff represents confidential business information. Accordingly, the information is set forth in an Appendix to this response letter on pages A-1 through A-3, and we are requesting, under separate cover in paper form, confidential treatment for the response in the appendix, pursuant to Rule 83 under the Freedom of Information Act. As required by Rule 83, we have omitted the confidential information from the EDGAR version of this response letter. We are submitting the appendix in paper form to the Commission along with our confidentiality request and, in addition, we are sending a courtesy paper copy of the appendix and confidentiality request to Mr. Thompson of the staff.

RESPONSE OMITTED

3.	We received your response to comment number 12 in our letter dated July 10, 2007. In future filings, please expand your accounting policy to address leasehold improvements, and related landlord incentives, treated as lessee assets.

Response: We will expand this accounting policy in our next Form 10-K filing.

Form 10-Q for Fiscal Quarter Ended August 4, 2007

Note 3. Stockholders’ Equity, page 7

4.

We note your disclosure of the reduction of diluted net income per share in the table of share-based compensation expense. While the effect of the change from applying the intrinsic value method in APB 25 on basic and diluted earnings per share was required in the period of adoption of SFAS 123(R) and is beneficial to an investor in understanding your financial performance, we believe such disclosure in periods subsequent to the adoption of SFAS 123(R) should be presented outside the financial statements in management’s discussion and analysis.

Accordingly, please remove this disclosure from the footnotes to your financial statements in future filings. Please refer to Section 202.04 of Codification of Financial Reporting Policies and Item 10(e) of Regulation S-K.

Response: We will remove the disclosure of the reduction of diluted net income per share in the table of share-based compensation expense from the footnotes in future filings.

We would like to thank you for your timely suggestions. Our goal is to create financial statements which are as informative and transparent as possible to our current and potential shareholders. Please call me at (904) 346-1468 with any questions or if there is any additional information that you need.

Very truly yours,

/s/ James G. Delfs
Senior Vice President, Finance and Chief Financial Officer